 Exhibit 99.1

NEWS RELEASE

Toronto, April 8, 2024

Triple Flag On Track to Deliver 2024 GEOs Sales Guidance; Kensington Gold Mine Royalty Commences Payment

Triple Flag Precious Metals Corp. (with its subsidiaries, “Triple Flag” or the “Company”) (TSX: TFPM, NYSE: TFPM) announced record quarterly revenue of US$57.5 million for the first quarter of 2024, which represented record quarterly metal sales of 27,794 gold equivalent ounces1 (“GEOs”). All dollar amounts are expressed in US dollars.

“Triple Flag achieved a new quarterly GEOs sales record to start the year, with the Company well on track to deliver 2024 GEOs sales guidance of 105,000 to 115,000 ounces. The portfolio continued its eight-year track record of delivery, with a nearly 90% quarter-on-quarter increase in GEOs sales from Northparkes, in line with our guidance for a stronger 2024 due to the higher gold-grade E31 and E31N open pits, which drove substantial sales growth from our flagship asset,” commented Shaun Usmar, CEO. “We are also pleased to embark on a new partnership with Coeur Mining, with the commencement of payments on our royalty on the Kensington gold mine in Alaska, which we acquired as part of the Maverix transaction last year.”

Preliminary Q1 2024 GEOs Sold and Revenue

GEOs Sold and Revenue by Commodity2

	Q1 2024
	GEOs Sold	Revenue ($M)
Gold	17,646	36.5
Silver	9,485	19.6
Other	663	1.4
Total	27,794	57.5

Commencement of Payments on NSR Royalty on the Kensington Gold Mine: During the first quarter of 2024, wholly-owned subsidiaries of Triple Flag and Coeur Mining, Inc. (“Coeur”) entered into a settlement agreement to resolve litigation regarding the terms of a royalty held by Triple Flag on Coeur’s Kensington gold mine.

Further to that settlement, Triple Flag and Coeur agreed to amend the terms of the existing Kensington royalty to provide that:

•	Effective January 1, 2024, the royalty will pay at a rate of 1.25% of net smelter returns occurring through to December 31, 2026.

•	The royalty rate will increase to 1.50% of net smelter returns occurring after January 1, 2027.

Coeur’s production guidance for 2024 at Kensington is 92,000 to 106,000 ounces of gold3.

As part of the settlement agreement, Triple Flag has received approximately 737 thousand shares of Coeur and in the first quarter of 2025, will receive further shares of Coeur with a fixed value of $3.75 million as determined at that time. The Coeur share consideration is in settlement of royalties in arrears and litigation expenses incurred. The recognition of royalties in arrears resulted in approximately 2,600 GEOs in the first quarter of 2024.

The amended NSR royalty is subject to a cap of two million ounces of gold, adjusted for consideration received related to royalties in arrears.

Kensington is an underground gold operation located in Alaska, currently consisting of the Kensington Main, Raven and Jualin deposits as well as other exploration targets. Commercial production began in 2010 and in 2019, the mine achieved over one million ounces of gold produced.

As of December 31, 2023, proven and probable reserves at Kensington totaled 411 koz with an additional 819 koz in the measured and indicated category as well as 388 koz in the inferred category4. Ongoing exploration work includes drilling at the Kensington Zone 30 and Elmira deposits to further build reserves. Recent assays at the property have shown orebody continuity to the south and down-dip.

Conference Call Details

Triple Flag will release its Q1 2024 results on Tuesday, May 7, 2024, after market close.

A conference call and live webcast presentation will be held the following day, May 8, 2024, starting at 9:00 a.m. ET (6:00 a.m. PT) to discuss these results. The live webcast can be accessed by visiting the Events and Presentations page on the Company’s website at: www.tripleflagpm.com. An archived version of the webcast will be available on the website for one year following the webcast.

Live Webcast:	https://events.q4inc.com/attendee/189620706

Dial-In Details:	Toll-Free (U.S. & Canada): +1 (888) 330-2384 International: +1 (647) 800-3739 Conference ID: 4548984, followed by # key

Replay (Until May 22):	Toll-Free (U.S. & Canada): +1 (800) 770-2030 International: +1 (647) 362-9199 Conference ID: 4548984, followed by # key

About Triple Flag

Triple Flag is a pure play, precious-metals-focused streaming and royalty company. We offer bespoke financing solutions to the metals and mining industry with exposure primarily to gold and silver in the Americas and Australia, with a total of 234 assets, including 15 streams and 219 royalties. These investments are tied to mining assets at various stages of the mine life cycle, including 32 producing mines and 202 development and exploration stage projects. Triple Flag is listed on the Toronto Stock Exchange and New York Stock Exchange, under the ticker “TFPM”.

Contact Information

Investor Relations:

David Lee

Vice President, Investor Relations

Tel: +1 (416) 304-9770

Email: ir@tripleflagpm.com

Media:

Gordon Poole, Camarco

Tel: +44 (0) 7730 567 938

Email: tripleflag@camarco.co.uk

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking information”). Forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. Forward-looking information in this news release include, but are not limited to, statements with respect to the Company’s preliminary sales and revenue information for the first quarter of 2024, the release of its financial results for the first quarter of 2024, the conduct of the conference call to discuss said results and the future payments of royalties under the royalty on the Kensington mine and the recognition of revenue therefrom. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this news release is based on our opinions, estimates and assumptions considering our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. The forward-looking information contained in this news release is also based upon a number of assumptions, including the ongoing operation of the properties in which we hold a stream or royalty interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of our business strategies, that operations, or ramp-up where applicable, at properties in which we hold a royalty, stream or other interest, continue without further interruption through the period, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance, or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, those set forth under the caption “Risk Factors” in our most recently filed annual information form which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. For clarity, mineral resources that are not mineral reserves do not have demonstrated economic viability and inferred resources are considered too geologically speculative for the application of economic considerations.

Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date of this news release and is subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.

Cautionary Statement to U.S. Investors

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Triple Flag has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) under subpart 1300 of Regulation S-K (“S-K 1300”). Because the Company is eligible for the Multijurisdictional Disclosure System adopted by the SEC and Canadian Securities Administrators, Triple Flag is not required to present disclosure regarding its mineral properties in compliance with S-K 1300. Accordingly, certain information contained in this press release may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

Technical and Third-Party Information:

Triple Flag does not own, develop or mine the underlying properties on which it holds stream or royalty interests. As a royalty or stream holder, Triple Flag has limited, if any, access to properties included in its asset portfolio. As a result, Triple Flag is dependent on the owners or operators of the properties and their qualified persons to provide information to Triple Flag and on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Triple Flag holds stream, royalty, or other similar interests. Triple Flag generally has limited or no ability to independently verify such information. Although Triple Flag does not believe that such information is inaccurate or incomplete in any material respect, there can be no assurance that such third-party information is complete or accurate.

1 Gold Equivalent Ounces (“GEOs”)

GEOs are a non-IFRS measure that is based on stream and royalty interests and calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during such quarter. The gold price is determined based on the LBMA PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period. Management uses this measure internally to evaluate our underlying operating performance across our stream and royalty portfolio for the reporting periods presented and to assist with the planning and forecasting of future operating results. GEOs are intended to provide additional information only and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of gross profit or operating cash flow as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles GEOs to revenue, the most directly comparable IFRS measure.

($ millions, except average gold price and GEOs information)	Q1 2024	Q1 2023
Revenue	57.5	50.3
Average gold price per ounce	2,070	1,890
GEOs	27,794	26,599

2 Results are unaudited.

3 Refer to Coeur’s press release dated February 21, 2024, “Coeur Reports Fourth Quarter and Full-Year 2023 Results”.

4 Refer to Coeur’s press release dated February 20, 2024, “Coeur Reports Year-End 2023 Mineral Reserves and Resources”.